December 16, 2024

Edison Woodie
Interim Chief Financial Officer
ServisFirst Bancshares, Inc.
2500 Woodcrest Place
Birmingham, AL
35209

        Re: ServisFirst Bancshares, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 10-Q for the Quarterly Period Ended September 30, 2024 File No. 001-36452
Dear Edison Woodie:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Real Estate Loans, page 9

1. Please revise future filings to discuss the related risks with in your commercial real estate portfolio, and how you monitor credit quality, separately for each loan classification you present in the notes to the financial statements. We note, for
       instance, that risk characteristics of    owner occupied commercial real
estate
       mortgage    may differ from    other real estate mortgage    which
consists of non-owner
       occupied commercial real estate.

2. We note your disclosure on page 9 that repayment of your commercial real estate loans may be adversely affected by conditions in the real estate market or the general economy. Please revise future filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.
 December 16, 2024
Page 2


Loan Portfolio, page 49

3. We note from your tabular disclosure on page 50 that your commercial real estate
       (   CRE   ) portfolio comprised approximately 50% of total gross loans as of December
       31, 2023. We also note that the    Other mortgage    portfolio
consisting of non-owner
       occupied CRE loans comprised both the largest portion of your CRE, as well as the largest portion of your total loan portfolio, as of December 31, 2023. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to more clearly disclose and quantify material geographic and industry concentrations
       (e.g., office, retail, multifamily, etc.), as well as current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, to the extent material to an
       investor   s understanding of the credit risk inherent in your CRE
portfolio.

4. Please revise future filings to provide a breakdown of the allowance for credit losses by each loan category for which disclosure is required by U.S. GAAP at the end of each reported period or tell us how the current presentation in the table on page 52 complies with the requirements. Refer to Item 1405(c) of Regulation S-K.

Deposits, page 55

5. Please revise future filings to disclose uninsured time deposits by time remaining until maturity of (i) 3 months or less; (ii) Over 3 through 6 months; (iii) Over 6 through 12 months; and (iv) Over 12 months. Refer to Item 1406(f)(2) of Regulation S-K.

Note 3 - Loans, page 81

6. In order to more accurately reflect the nature of the portfolio please consider revising
       future filings to label the    other real estate mortgage    loan
portfolio as    non-owner
       occupied commercial real estate    or something similar.


Form 10-Q for the Quarterly Period Ended September 30, 2024
Notes to Consolidated Financial Statements, page 9

7. Please revise future periodic filings to disclose the aggregate amount of time deposit accounts (including certificates of deposits) in denominations that meet or exceed the
       FDIC insurance limit and time deposits having a remaining term of more than one year and the aggregate amount of maturities for each of the five years following the balance sheet date similar to the disclosure provided in Note 8 of your Form 10-K, or advise us. Refer to ASC 942-405-50-1(a) and ASC 470-10-50-1.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 16, 2024
Page 3

       Please contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance